Louis Wharton
Partner
Direct Voice	818.444.4509
Direct Fax	818.444.4509
E-Mail	lwharton@stubbsalderton.com

December 29, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: GT Biopharma, Inc.

Responses to Staff Comments of December 15, 2021 with respect to:

Form 10-K for the period ended December 31, 2020

Filed April 16, 2021

Form 10-Q for the period ended June 30, 2021

Filed August 23, 2021

Form 10-Q for the period ended September 30, 2021

Filed November 10, 2021

File No. 001-40023

Ladies and Gentlemen:

On behalf of GT Biopharma, Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated December 15, 2021 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the “Staff”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

15260 Ventura Boulevard, 20th Floor * Sherman Oaks, California 91403 office > 818.444.4500 * fax > 818.444.4520	1453 3rd Street Promenade, Suite 300 * Santa Monica, California 90401 office > 310.746.9800 * fax > 310.395.5292

Securities and Exchange Commission
Division of Corporation Finance
December 29, 2021

Form 10-Q for the Period Ended September 30, 2021

Condensed Consolidated Statements of Operations, page 4

1.      Please amend your Form 10-Q for the quarter ended September 30, 2021 to address the following:
●
Revise the three months ended September 30, 2020 column in the Condensed Consolidated Statements of Operations to reflect the accounting error related to the June 2020 forbearance agreements. It appears that the balances presented are the previously reported balances and not the “as restated” numbers. Refer to Note 13 in your Form 10-K.
●
Label both 2020 columns as being restated
●
Provide disclosures related to the restatement
●
Disclose, if true, that the net loss per common share for the three and nine months ended September 30, 2020 have been revised to reflect the stock split

The Company acknowledges the Staff’s comment. Following an internal review of the Company’s Form 10-Q for the quarter ended September 30, 2021, the Company believes that the Form 10-Q, as previously filed, properly reflects the restated amounts and per share amounts in the September 30, 2020 Condensed Consolidated Statements of Operations to reflect the accounting error related to the June 2020 forbearance agreements. Please also note that although the column was not marked “restated” in the Form 10-Q for the quarter ended September 30, 2021, the Company did indicate the amounts as restated in Note 13 to the Company’s Form 10-K for the year ended December 31, 2020 (the “Form 10-K”).

Following an internal review of the Form 10-K the Company determined that in Note 13 to the Form 10-K, the Company incorrectly referred to a correction of the amounts for the three month period ended September 30, 2020. No such correction was necessary and that statement should not have been included in Note 13. Since the Company has subsequently correctly filed the results for the nine month period ended September 30, 2020 in its Form 10-Q for the quarter ended September 30, 2021, the Company respectfully submits that no amendment to its Form 10-Q for the quarter ended September 30, 2021 is necessary.

Form 10-Q for the Period Ended June 30, 2021

Condensed Consolidated Statements of Stockholders’ Equity (Deficit), page 5

2.      Please amend your Form 10-Q for the quarter ended June 30, 2021 to address the following:
●
Revise Additional paid in capital, Accumulated deficit, and Total stockholders’ equity (deficit) for the period ended June 30, 2020 on your Condensed Consolidated Statements of Stockholders’ Equity (Deficit) to reflect the accounting error related to the June 2020 forbearance agreements. Refer to Note 13 in your Form 10-K.
●
Label both 2020 columns as being restated
●
Provide disclosures related to the restatement
●
Disclose, if true, that the net loss per common share for the three and six months ended June 30, 2020 have been revised to reflect the stock split.

The Company acknowledges the Staff’s comment. Following an internal review of the Company’s Form 10-Q for the quarter ended June 30, 2021 the Company determined that the incorrect amounts in the Form 10-Q resulted from a processing error by the Company’s EDGAR vendor since the Company submitted applicable corrections for inclusion in the Form 10-Q. Notwithstanding, the Company intends to amend its Form 10-Q for the quarter ended June 30, 2021 as follows:

●
To correctly reflect the Net loss per common share, basic and diluted for each of the three and six months ended June 30, 2020 in the Company’s Condensed Consolidated Statement of Operations for the three and six month periods ended June 30, 2020.
●
To correctly reflect the Preferred share, Common share and Additional paid in capital as of June 30, 2020 in the Company’s Condensed Consolidated Statement of Stockholders’ Deficit as of June 30, 2020 to reflect the accounting error related to the June 2020 forbearance agreements.

* * * * *

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4509.

Sincerely,

/s/LouisWharton

Louis Wharton

cc:
Gavin Choy

15260 Ventura Boulevard, 20th Floor * Sherman Oaks, California 91403 office > 818.444.4500 * fax > 818.444.4520	1453 3rd Street Promenade, Suite 300 * Santa Monica, California 90401 office > 310.746.9800 * fax > 310.395.5292